Exhibit 21

List of Subsidiaries

Subsidiaries	Jurisdiction of State of Incorporation

ServisFirst Bank	Alabama
SF Intermediate Holding Company, Inc.	Alabama
SF TN Realty Holdings, Inc.	Delaware
SF Realty 1, Inc.	Alabama
SF FLA Realty, Inc.	Alabama
SF GA Realty, Inc.	Alabama
SF TN Realty, Inc.	Alabama